                                                            OMB APPROVAL
                                                          OMB No. 3235-0145
                                                      Expires September 30, 1998


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

                   Under the Securities Exchange Act of 1934


                       GEORGIA-CAROLINA BANCSHARES, INC.
                       ---------------------------------
                                (Name of Issuer)

                          $.001 PAR VALUE COMMON STOCK
                          ----------------------------
                         (Title of Class of Securities)

                                  373145-10-1
                                  -----------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       (Continued on the following pages)



                               Page 1 of  7 Pages

-------------------------------               -----------------------------
CUSIP No.373145-10-1                   13G                Page 2 of 7 Pages

---------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              Prime Group, Inc.

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              58-1730709
---------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)[  ]
                                                        (b)[  ]


---------------------------------------------------------------------------
     3        SEC USE ONLY



---------------------------------------------------------------------------

     4        CITIZENSHIP OR PLACE OF ORGANIZATION
              State of Georgia


---------------------------------------------------------------------------
              5         SOLE VOTING POWER
 NUMBER OF
              -------------------------------------------------------------
  SHARES

              6         SHARED VOTING POWER

BENEFICIALLY             59,058
              -------------------------------------------------------------
  OWNED BY

    EACH      7         SOLE DISPOSITIVE POWER

 REPORTING    -------------------------------------------------------------

   PERSON     8          SHARED DISPOSITIVE POWER
                          59,058
    WITH
---------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              59,058

---------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
              SHARES*

                                                                      [ ]
---------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              9.1%
---------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*
              CO
---------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 2 OF 7 PAGES

---------------------------                      ---------------------------
CUSIP No.373145-10-1                 13G                   Page 3 of 7 Pages

---------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              Victor J. Mills

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              ###-##-####
---------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)[  ]
                                                              (b)[  ]


---------------------------------------------------------------------------
     3        SEC USE ONLY



---------------------------------------------------------------------------

     4        CITIZENSHIP OR PLACE OF ORGANIZATION
              USA

---------------------------------------------------------------------------

              5         SOLE VOTING POWER
 NUMBER OF
              -------------------------------------------------------------
   SHARES

              6         SHARED VOTING POWER
BENEFICIALLY             59,058
              -------------------------------------------------------------
  OWNED BY

    EACH      7          SOLE DISPOSITIVE POWER

 REPORTING
              -------------------------------------------------------------
   PERSON     8          SHARED DISPOSITIVE POWER
                          59,058
    WITH
---------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              59,058

---------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
              SHARES*

                                                                      [ ]
---------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              9.1%
---------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*
              IN
---------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 3 OF 7 PAGES

--------------------------                        ------------------------
CUSIP No.373145-10-1                 13G                 Page 4 of 7 Pages

---------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              Oliver W. Owens

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              ###-##-####
---------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)[  ]
                                                              (b)[  ]


---------------------------------------------------------------------------
     3        SEC USE ONLY



---------------------------------------------------------------------------

     4        CITIZENSHIP OR PLACE OF ORGANIZATION
              USA


---------------------------------------------------------------------------
              5         SOLE VOTING POWER
 NUMBER OF

   SHARES
              -------------------------------------------------------------
              6         SHARED VOTING POWER
BENEFICIALLY             59,058

  OWNED BY
              -------------------------------------------------------------
    EACH      7          SOLE DISPOSITIVE POWER

 REPORTING
              -------------------------------------------------------------
   PERSON     8          SHARED DISPOSITIVE POWER
                          59,058
    WITH
---------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              59,058

---------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
              SHARES*

                                                                      [ ]
---------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              9.1%
---------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*
              IN
---------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 4 OF 7 PAGES

Item 1(a).  Name of Issuer.
----------  ---------------

            Georgia-Carolina Bancshares, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.
----------  ------------------------------------------------

            110 East Hill Street, Thomson, Georgia  30824

Item 2(a).  Name of Persons Filing.
----------  -----------------------

            Prime Group, Inc., a Georgia corporation; Victor J. Mills; and Oliver W. Owens.

Item 2(b).  Address of Principal Business Office or, if none, Residence.
----------  ------------------------------------------------------------

            Prime Group, Inc. Suite 400, 699 Broad Street, Augusta, Georgia
            -----------------
            30901
            Victor J. Mills  736 Jones Creek, Evans, Georgia  30809
            ---------------
            Oliver W. Owens  3535 Pebble Beach Drive, Augusta, Georgia  30907
            ---------------

Item 2(c).  Citizenship.
----------  ------------

            Prime Group, Inc. is incorporated under the laws of the state of Georgia. Messrs. Mills and Owens are citizens of the United States of America.

Item 2(d).  Title of Class of Securities.
----------  ----------------------------

            Common stock, $.001 par value per share.

Item 2(e).  CUSIP Number.
----------  -------------

            373145-10-1

Item 3.     If this statement is filed pursuant to Rules 13d-(b), or 13d-2(b),
-------     ------------------------------------------------------------------
            check whether the person filing is a:
            -------------------------------------

            Not Applicable.

Item 4(a).  Amount Beneficially Owned as of December 31, 1997.
----------  --------------------------------------------------

            59,058 shares

Item 4(b).  Percent of Class.
----------  -----------------

            9.1%



                               Page 5 of 7 Pages

Item 4(c).  Number of Shares as to which such person has:
----------  ---------------------------------------------

            (i)  sole power to vote or to direct the vote:    Prime-0
                                                              Mills-0
                                                              Owens-0

            (ii)  shared power to vote or to direct the vote   Prime-59,058
                                                               Mills-59,058
                                                               Owens-59,058

            (iii)  sole power to dispose or to direct the disposition of:
                                                               Prime-0
                                                               Mills-0
                                                               Owens-0

            (iv) shared power to dispose or to direct the disposition of:
                                                               Prime-59,058
                                                               Mills-59,058
                                                               Owens-59,058

Item 5.    Ownership of Five Percent or Less of a Class.
-------    ---------------------------------------------

           Not Applicable.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.
-------    ---------------------------------------------------------------

              Victor J. Mills and Oliver W. Owens, in their capacity as the only shareholders of Prime Group, Inc., have the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.


Item 7.    Identification and Classification of the Subsidiary Which Acquired
-------    ------------------------------------------------------------------
           the Security Being Reported on by the Parent Holding Company.
           -----------------------------------------------------------

           Not Applicable.

Item 8.    Identification and Classification of Members of the Group.
-------    ----------------------------------------------------------

           Not Applicable.

Item 9.    Notice of Dissolution of Group.
-------    -------------------------------

           Not Applicable.

Item 10.   Certification.
--------   --------------

           Not Applicable.

                               Page 6 of 7 Pages

Signature.
----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Prime Group, Inc.


February 10, 1998                          By: /s/ Victor J. Mills
----------------------                         ---------------------------------
Date                                           Victor J. Mills, As Its President


February 10, 1998                              /s/ Victor J. Mills
----------------------                         ---------------------------------
Date                                           Victor J. Mills


February 10, 1998                              /s/ Oliver W. Owens
----------------------                         ---------------------------------
Date                                           Oliver W. Owens

                               Page 7 of  7 Pages